Exhibit 99.1

Director’s Share Dealing

London: Tuesday, November 1, 2016:  Hutchison China MediTech Limited (“Chi-Med”) (AIM/Nasdaq: HCM) has received notification that Mr Michael Howell, Independent Non-executive Director, sold 10,000 ordinary shares of US$1.00 each in Chi-Med (the “Ordinary Shares”) at an average price of GBP18.453305 per share between October 24, 2016 and October 28, 2016 under a personal share trading plan (the “Plan”).  Pursuant to the Plan, a total of 20,000 Ordinary Shares will be sold between October 24, 2016 and November 23, 2016 (inclusive). The Plan (and the previous sale of 15,000 Ordinary Shares made by Mr Howell on October 7, 2016) has been put in place to facilitate financial settlement arising from a marital separation agreement.

Following the above sale of 10,000 Ordinary Shares, the holding of Mr Howell is 128,600 Ordinary Shares, representing approximately 0.21% of the current issued share capital of Chi-Med.

The notification set out below is provided in accordance with the requirements of the EU Market Abuse Regulation.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Mr Michael Howell
2	Reason for the notification
a)	Position/status	Independent Non-executive Director of Chi-Med
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Hutchison China MediTech Limited
b)	LEI	N/A
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of US$1.00 each DI ISIN: KYG4672N1016 ADS ISIN: US44842L1035
b)	Nature of the transaction	Sale of 10,000 Ordinary Shares between October 24, 2016 and October 28, 2016 at an average price of GBP18.453305

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP18.25	339
		GBP18.30	2,661
		GBP18.40	1,000
		GBP18.50	3,500
		GBP18.60	2,500

d)	Aggregated information — Aggregated volume — Price	Aggregated volume: 10,000 Price information: GBP18.453305
e)	Date of the transaction

2016-10-24; 14:07 – disposal of 339 Ordinary Shares

2016-10-25; 14:05 – disposal of 661 Ordinary Shares

2016-10-25; 14:44 – disposal of 2,000 Ordinary Shares

2016-10-25; 15:29 – disposal of 1,000 Ordinary Shares

2016-10-26; 13:57 – disposal of 3,000 Ordinary Shares

2016-10-28; 12:48 – disposal of 2,500 Ordinary Shares

2016-10-28; 14:09 – disposal of 500 Ordinary Shares

f)	Place of the transaction	London Stock Exchange (XLON)

NOTES TO EDITORS

About Chi-Med

Chi-Med is an innovative biopharmaceutical company which researches, develops, manufactures and sells pharmaceuticals and healthcare products.  Its Innovation Platform, Hutchison MediPharma Limited, focuses on discovering and developing innovative therapeutics in oncology and autoimmune diseases for the global market.  Its Commercial Platform manufactures, markets, and distributes prescription drugs and consumer health products in China.

Chi-Med is majority owned by the multinational conglomerate CK Hutchison Holdings Limited (SEHK: 0001).  For more information, please visit: www.chi-med.com.

Contacts

Investor Enquiries
Christian Hogg, CEO	+852 2121 8200

International Media Enquiries
Anthony Carlisle,	+44 7973 611 888 (Mobile)	anthony.carlisle@cdrconsultancy.co.uk
Citigate Dewe Rogerson

U.S. Based Media Enquiries
Brad Miles, BMC Communications	+1 (917) 570 7340 (Mobile)	bmiles@bmccommunications.com

Susan Duffy, BMC Communications	+1 (917) 499 8887 (Mobile)	sduffy@bmccommunications.com

Investor Relations
Matt Beck, The Trout Group	+1 (917) 415 1750 (Mobile)	mbeck@troutgroup.com

David Dible,	+44 7967 566 919 (Mobile)	david.dible@citigatedr.co.uk
Citigate Dewe Rogerson

Panmure Gordon (UK) Limited
Richard Gray / Andrew Potts	+44 (20) 7886 2500